

Mail Stop 3720

November 20, 2007

Charles Payne
President and Principal Executive Officer
Principle Security International Incorporated
Unit B – 2015 Burrard Street
Vancouver, British Columbia
Canada V6J 3H4

Re: **Principle Security International Incorporated**
Registration Statement on Form SB-2
Amendment 1 Filed November 8, 2007
File No. 333-145730

Dear Mr. Payne:

We have limited our review of your Form SB-2 to consideration of your disclosure concerning the shares being registered on this registration statement as well as your business plan and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated September 19, 2007. We continue to believe that given the size of the offering, including the number of shares being registered relative to the number of shares outstanding held by non-affiliates (100%), the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3,

you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).
Therefore, you should recharacterize the transaction as a primary offering, conduct the
offering under one of the other applicable subsections of Rule 415, and identify the selling
shareholders as underwriters in the filing rather than stating that they "may" be deemed
underwriters, as you currently disclose on page 11. Alternatively, please provide us with
further analysis as to why the offering is appropriately characterized as a secondary
offering.

2.   We note your response to prior comment two of our letter dated September 19, 2007. In
        light of your assertion that the company is not a blank check issuer, please include a
        statement in the prospectus, if true, that Mr. Payne has no plans to merge the company with
        an operating company.

3.   We note from the lease agreement filed as exhibit 10. 1 that Mr. George Stubos signed on
        behalf of the lessor, Prominex Financial Services Ltd. We also note that a George Stubos,
        pursuant to an Order dated June 28, 2007, has been banned by Canadian securities
        authorities from engaging in any investor relations activities, trading in securities, and
        acting in the capacity of an officer or director of any issuer.
        (http://www.bcsc.bc.ca/disciplined_person.asp?id=5678) Please advise us of any and all
        involvement by George Stubos, his relations, and affiliates, direct and indirect, in the
        formation and activities carried out by Principle Security International, Inc. and its
        subsidiaries. We may have further comment.

                                                *****

        As appropriate, please amend your filing in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        We will consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they

relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Conrad Lysiak. Esq.
Fax: (509) 747-1770